SECURI 14040648 ON

SEC
Mail Processing
Section
MAY 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/13 (MM/DD/YY) AND ENDING 3/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMET & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Road
(No. and Street)

Far Hills (City) NJ (State) 07931 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maru Pineiro 908-234-1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Emmet Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emmet & Co., Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maria Pinheiro
Notary Public
New Jersey
My Commission Expires Dec. 23, 2014

EMMET & CO., INC.

FINANCIAL STATEMENTS

MARCH 31, 2014

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document.

INDEX

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
EMMET & CO., INC.

We have audited the accompanying statement of financial condition of EMMET & CO., INC. (the Company) as of March 31, 2014 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Emmer & Co., Inc. as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Greenberg & Company LLC
GREENBERG & COMPANY, LLC

Springfield, New Jersey
May 7, 2014

EMMET & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2014

ASSETS

Cash	$	183,487
Cash Segregated Under Rule 15c3-3		125,000
State and Municipal Government Obligations		22,476,059
Property and Equipment, Net		57,980
Deposit - Clearing Organization		40,000
Deposit - Internal Revenue Service		309,789
Accrued Interest		349,915
Other Assets		99,687
TOTAL ASSETS	$	23,641,917

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to Brokers and Dealers	$	51,805
Payable to Clearing Organization		15,806,101
Accounts Payable and Other Liabilities		72,352
TOTAL LIABILITIES		15,930,258
COMMITMENTS & CONTINGENCIES (See Note 8)		
STOCKHOLDERS' EQUITY		
Common Stock - Authorized and Issued		
4,375 Shares Without Par Value		1,200,000
Paid-In Capital		3,445,836
Retained Earnings		3,065,823
		7,711,659
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	23,641,917

See Accompanying Notes and Independent Auditor's Report.

1. ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date. There is no material difference between the trade and settlement dates.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value. See Note 11 for fair value information.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The Company frequently has on deposit with financial institutions amounts in excess of the maximum FDIC insurance coverage of $250,000 per bank. The excess cash balance at March 31, 2014 is $61,650. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $125,000 has been segregated at March 31, 2014, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. See reserve computation in schedule 2.

4. DEPOSIT – INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information. $309,789 was held on deposit at March 31, 2014.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following, at cost:

Office Equipment	$ 60,474
Computer Equipment	106,758
Leasehold Improvements	19,178
Furniture & Fixtures	15,437
Computer Software	89,397
	291,244
Less: Accumulated Depreciation and Amortization	(233,264)
	$ 57,980

Depreciation and amortization charged to income was $39,007.

6. INCOME TAXES

The Company follows FASB ASC 740, Income Taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and therefore, no provision for Federal income taxes is reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there is a tax imposed at the corporate level.

There are no significant temporary differences and accordingly there is no deferred income tax liability or asset.

As of March 31, 2014, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal, state and local tax examinations by tax authorities for years before the year ended March 31, 2011.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at March 31, 2014. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended March 31, 2014

7. LOAN AND PLEDGE AGREEMENT

On August 24, 2012, the Company entered into a credit arrangement with US Bank, pursuant to which the Company may from time to time request loans from US Bank to finance the purchase or carrying of securities by the Company, and US Bank may, without any obligation to do so, make such loans up to $25,000,000 to the Company. Collateral is required. The loan is payable on demand. The interest is payable on demand or monthly at a rate quoted by US Bank. As of March 31, 2014 the loan and market value of securities pledged was $15,806,101 and $19,523,704, respectively, at a daily rate of 2.25% per annum. The loan agreement can be terminated by US Bank at any time. The loan agreement is reviewed yearly. It was approved in June, 2013.

8. COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Rent expense was $78,000 for the fiscal year 2014.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9. POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FASB ASC No. 715, Compensation – Retirement Benefits.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. FAIR VALUE INFORMATION

A summary of the fair value of assets measured at the fair value on a recurring basis follows:

	Carrying Amount at 3/31/2014	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$22,476,059	$22,476,059

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 1 and Note 2.

Market approach was used as a valuation technique.

12. RETIREMENT PLANS

The Company maintains a 401(k) plan (the Plan) for eligible employees, whereby the employees may defer a portion of their salary, as defined in the plan. The Company makes a matching contribution and the Company contributed $6,600 for the year ended March 31, 2014.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and

the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2014, the Company had net capital of $5,574,620 which was $5,324,620 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2014, was 0.01 to 1.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through May 7, 2014, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.